May 10, 2006

Mr. Brad Skinner
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               International Business Machines Corporation
SEC Comment Letter dated April 27, 2006

Dear Mr. Skinner,

International Business Machines Corporation is submitting the following responses to the Staff’s comment letter dated April 27, 2006 on the company’s Form 10-K for the year ended December 31, 2005 and Form 8-K filed on January 17, 2006.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statement of Earnings

1.               We note that the disclosures on pages 18 and 19 of your 2005 Annual Report to Stockholders appear to suggest that product and service revenue may be commingled within the various line items presented within your Consolidated Statement of Earnings. Please tell us what consideration you have given to separate presentation in your statement of earnings of sales of product and services and related costs pursuant to Rules 5-03.1 and 2 of Regulation S-X. If you believe the Rules are not applicable provide support for your determination in quantified detail.

Response:  The company complies with the provisions of the Securities and Exchange Commission’s (SEC) Rules 5-03.1 and 2 of Regulation S-X related to the presentation of sales of products and services and related costs in our Consolidated Statement of Earnings, whereby net sales (and the related cost) of tangible products are stated separately from services revenues (and the related cost). More specifically, the company currently discloses Global Services (Services), Hardware (Sales), Software (Sales and Subscription), Global Financing and Enterprise Investments (predominantly specialty software sales) separately in its Consolidated Statement of Earnings. Accordingly, the company’s reporting of net sales of tangible products is presented in three categories: Hardware, Software, and Enterprise Investments and the revenues from services are separately disclosed. Revenues from our financing business are also separately presented as Global Financing. We believe our current practice, which the company implemented in 1998, of providing disaggregated disclosure of product (Hardware, Software and Enterprise Investments) and service (Global Services and Global Financing) based revenues exceeds the Regulation S-X requirements and provides greater clarity and transparency to our investors.

Based on the company’s sales strategy and breadth of capabilities, it enters into arrangements which can include any combination of services, software, hardware and/or financing. In these arrangements, the company records net revenues and the related cost in the appropriate category described above (i.e. Hardware, Software, Services and Financing). In limited circumstances, (described further below) the company records revenues from the sales of products in services and conversely, from the sale of services activities in products, as management believes the inclusion of these amounts is more representative of the nature of the underlying deliverables sold to the client and better reflects the economics of the transaction.

Therefore, certain revenue and cost line items on the Consolidated Statement of Earnings contain de minimus amounts of revenue and cost from sales of another category. The following table shows the impact if such amounts were to be reclassified for the years ended December 31, 2005, 2004 and 2003:

Revenues				Gross Profit Margin
	2005	2004	2003	(pts.)	2005	2004	2003

Services	-1%	-2%	-2%	Services	0.6	0.2	0.5
Tangible Products	1%	2%	2%	Tangible Products	-1.0	-0.6	-1.0

Management believes the impact of reclassifying such amounts would not materially affect a reader’s understanding of our financial results or trends nor influence a stakeholders’ understanding of any line of our business.

The company’s 2005 Annual Report (pages 18-19) describes IBM’s Capabilities and its Business Segments. These disclosures are intended to describe the breadth of IBM’s solutions offered to clients as well as details on the company’s business segments. Certain capabilities described make reference to the associated revenue being recorded in a segment of our business other than the capability being described, for example, hardware and services revenues associated with our Engineering & Technology Services business included in Hardware. The following provides more detail on our revenue and cost classification policies, our compliance with SEC Rules 5-03.1 and 2 of Regulation S-X and the limited circumstances noted above.

Net Sales (and related cost) of Tangible Products

Net sales and the related cost of sales of IBM branded hardware products are reported in the Hardware category in the Consolidated Statement of Earnings. Included in this category are net sales of the company’s server products, storage devices, retail store solutions, printing systems, semiconductor foundry manufacturing, specialized chip production and revenues from rentals and operating leases. Revenues from rentals and operating leases represent less than 2% of consolidated revenues in all years reported.

In addition, the company has certain product-specific capabilities which allow the company to position itself in providing solutions that are designed to promote the use of IBM hardware platforms and architecture, as well as technical chip design and manufacturing process assistance which are included in the Hardware category. The remaining activity within the hardware category relates to select maintenance and software. Given (1) the nature of these solutions are primarily founded in principles of our Hardware business, and (2) the classification of revenues associated with these activities is more representative of the nature of the deliverables sold to the client, the company includes the de minimus amounts of such revenue and related cost in the Hardware category.

Net revenues and cost of revenues from IBM branded software products, including subscription, are reported in the Software category in the Consolidated Statement of Earnings. This includes operating system and middleware products that the company offers to its clients.

Similar to Hardware, the company offers certain product-specific capabilities that it provides to clients in support of their software purchasing decision, primarily designed to speed deployment of the company’s software for which the associated revenues and cost of revenues are included in the Software line items in the Consolidated Statement of Earnings. Further, these line items exclude the de minimus software revenues mentioned in the Hardware section above and those generated from Enterprise Investments (discussed below). These engagements are directly related to the sales of the company’s software products, are contracted for separately and managed by the company’s Software resources. Consistent with Hardware, given the nature of this activity and the de minimus amount of this revenue, the company includes such revenues in its Software category.

As described in the 2005 Annual Report, the company’s Enterprise Investments segment developed and provided industry-specific IT solutions supporting the Hardware, Software and Global Services segments of the company. Primary product lines included product life cycle management software and document processing technologies. Product life cycle management software primarily serves the Industrial sector and helps clients manage the development and manufacturing of their products. Document processor products service the Financial Services sector and include products that enable electronic banking. These products were industry focused and not aligned to or managed by any of the company’s segments. Therefore, the company reported net sales and related costs related to these products in its Enterprise Investments category on the Consolidated Statement of Earnings. In addition, in its Annual Report, in footnote W, “Segment Information”, the company provided additional revenue details related to this category.

In the first quarter of 2006, the company reorganized the management structure of the Enterprise Investments segment, resulting in its dissolution and transfer of the product lifecycle management business to Software and certain investments and products previously managed as Enterprise Investments to the Software, Systems and Technology Group, and Global Services segments. Accordingly, net sales and cost of tangible products (namely hardware and software), as well as revenues from services (along with their respective cost) previously included in the Enterprise Investments category in the Consolidated Statement of Earnings are now included in the respective product and services categories (e.g. net revenues and cost of Software products are included in the Software category on the Consolidated Statement of Earnings.)  The company’s first quarter Form 10-Q was filed reflecting this new construct. The company previously filed a Form 8-K on March 22, 2006 to reflect such changes with reclassified revenues and cost for each of the three years ending December 31, 2005 and each of the fiscal quarters during fiscal year 2005 and is in the process of re-issuing its 2005 Annual Report reflecting such reclassifications which will be filed with the SEC.

Revenues from Services

The company’s separate Services category includes net revenues and cost of revenues generated from outsourcing, business transformational outsourcing, integrated technology services, maintenance services for both IBM branded and OEM equipment, consulting services, application management and programming services. Additionally, delivery of some of these services, particularly in the networking and communications area, requires the use of non-IBM branded hardware and/or software. These elements are essential to the company’s ability to meet its clients’ requirements, contractual obligations and the delivery of an integrated services solution. The revenues generated from these services solutions are viewed by the company as the predominate deliverable, and, accordingly revenues associated with the sale of non-IBM products are reported in the Services category.

In summary, as stated above, the company complies with the provisions of SEC Rules 5-03.1 and 2 of Regulation S-X and presents net sales (and the related cost) of tangible products separately from services revenues (and the related cost) in its Consolidated Statement of Earnings. The company provides additional detail and transparency than what is required in the SEC Rules. In limited circumstances, the company records revenues from the sales of products in services and conversely, from the sale of services activities in products. Given (1) the fact that management believes the inclusion of these amounts within the reported line items is more representative of the nature of the underlying deliverables sold to the client in certain client —specific arrangements and better reflects the economics of the transactions, and (2) the materiality (both quantitatively and qualitatively) of such amounts to consolidated line item results, the company classifies revenues and the related cost in such limited circumstances as described. Management believes the impact of these limited circumstances is de minimus and does not significantly affect an investor’s understanding of our financial results and our underlying business.

Form 8-K Filed January 17, 2006

2.               We note that you appear to incorporate certain required non-GAAP information by reference at the bottom of page 4 in your Form 8-K filed on January 17, 2006. Please explain to us why you believe that your general reference to this rather voluminous information filed on a “subsequent” Form 8-K meets the requirements of Exchange Act Rule12b-23. Note that similar concerns may apply to your Form 8-K’s filed on March 22, 2006 and April 18, 2006.

Response:  With respect to the March 22, 2006 Form 8-K, that filing contained information regarding the company’s new segment structure, and included in it references to previous filings for more information on the rationale for the use of certain non-GAAP items.

The Form 8-K’s filed on January 17, 2006 and April 18, 2006 were related to IBM’s quarterly earnings. IBM’s practice is to announce earnings by press release shortly after the NYSE closes at 4 pm, followed by an earnings webcast hosted by the company’s CFO beginning at approximately 4:30 p.m. and usually ending between 5:30 and 6:00 pm. Materials for that webcast, including charts explaining IBM’s use of non-GAAP measures and reconciling those items to GAAP, are posted to the IBM Investor Relations web site shortly after the market closes, prior to the start of the webcast and consistent with the time the press release is issued.

Since October 2004, the company submits two separate Form 8-K’s with respect to its quarterly earnings. The first Form 8-K consists of the earnings press release and is filed immediately upon release of the press release via the wire services, prior to the start of the webcast. The press release includes IBM’s quarterly results, plus a notice of the time and location for the webcast. We make this effort to file the press release via Form 8-K prior to the start of the webcast to ensure the widest possible distribution of our earnings information prior to the webcast and to give as many investors as possible notice of the webcast.

After the webcast, we file an additional Form 8-K containing both the script and the charts used by the CFO during the webcast, including the non-GAAP information mentioned above. This Form 8-K  is usually submitted either shortly after the webcast ends, which is after the 5:30 pm close for the SEC’s EDGAR system or early the following morning. This second Form 8-K is usually on file with the SEC prior to the opening of the NYSE for trading the next morning.

In the company’s press release, we note the use of certain non-GAAP information in the release. We also note that the rationale for the use of this information is set forth in the materials prepared for the webcast, with a link to those materials (a hyperlink is provided in the on-line version of the press release, which is also posted to the IBM Investor Relations website upon release via the wire services). As noted above, the non-GAAP materials are available on IBM’s website at the time the press release is issued, readily accessible by readers of the press release and all other investors, and are then submitted to the SEC via Form 8-K later that evening. The company also labels the charts in a way to make them obvious to investors, using titles such as “Non-GAAP Financial Measures,” followed by charts reconciling these non-GAAP items to GAAP e.g., “Reconciliation of SG&A Expense to Revenue Ratio.”

For future periods, in response to the issues raised in your letter, the company will do the following with respect to quarterly earnings:

•                  The company will include the webcast charts, including the non-GAAP materials, in the Form 8-K filing along with the press release.

•                  The company will include a standard header for the non-GAAP materials in those charts, such as “Non-GAAP Materials” or other identifying title.

•                  The company will include in the press release itself a specific reference to the location of the non-GAAP materials and to the fact that those materials will be filed in the same Form 8-K as the press release.

In addition, in future Form 8-K filings made by the company unrelated to quarterly earnings, the company will be more specific with respect to any reference to previously filed non-GAAP materials, by the use of document dates, page numbers and/or specific captions, as appropriate.

In response to your letter, the company also acknowledges that:

•                  The company is responsible for the adequacy and accuracy of the disclosure in the filing:

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Rich Carroll, IBM Chief Accountant, New Orchard Road, Armonk, New York 10504, (914) 499-5260.

Sincerely,

/s/ Timothy S. Shaughnessy
Timothy S. Shaughnessy
Vice President and Controller